Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THIRD QUARTERLY REPORT OF 2014

Summary

The 2014 third quarterly financial report of China Southern Airlines Company Limited (the “Company”, together with its subsidiaries, the "Group") was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to Rules 13.09 and 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1	Important Notice

1.1	The board of directors (the “Board”) and the supervisory committee of the Company and its directors (the “Directors”), supervisors and senior management warrant the truthfulness, accuracy and completeness of the content contained in this quarterly report, and the report does not contain inaccurate or misleading statements or material omission, and jointly and severally accept full legal responsibility.

1.2	This report was considered and approved at the fourth meeting of the seventh session of the Board on 30 October 2014. 12 Directors were required to attend the meeting and 12 of them attended the meeting.

1.3	Mr. Si Xian Min (Chairman), the responsible person of the finance work, Mr. Tan Wan Geng (President of the Company), Mr. Xu Jie Bo (Chief Financial Officer of the Company), and the responsible person of the accounting department, Mr. Lu Hong Ye (General Manager of the Finance Division of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this quarterly report.

1.4	The third quarterly report of the Company is unaudited.

2	Major accounting data and changes of shareholders of the Company

2.1	Major accounting data

		Unit: Million Currency: RMB
	At the end of the reporting period	At the end of the previous year	Increase/decrease recorded at the end of the reporting period as compared to the end of the previous year (%)
Total assets	184,461	165,145	11.70
Net assets attributable to the shareholders of the Listed Company	35,017	34,139	2.57

	Amount from the beginning of the year to the end of the reporting period (from January to September)	Amount from the beginning of last year to the end of the corresponding reporting eriod of last year (from January to September)	Increase/decrease recorded in the reporting period as compared to the corresponding period of the previous year (%)
Net cash flow from operating activities	10,513	11,253	-6.58
Operating revenue	81,827	74,424	9.95
Net profit attributable to the shareholders of the Listed Company	1,256	2,460	-48.94
Net profit attributable to the shareholders of the Listed Company after deducting non-recurring gains and losses	1,084	2,418	-55.17
Weighted average return on net assets (%)	3.63	7.29	Decrease by a percentage of 3.66
Basic earnings per share (Yuan/share)	0.13	0.25	-48.00
Diluted earnings per share (Yuan/share)	0.13	0.25	-48.00

2

After deducting non-recurring gains and losses

	Unit: Million Currency: RMB
Items	Amount for the reporting period (from July to September)	Amount from the beginning of the year to the end of the reporting period (from January to September)
Gains and losses on disposal of non-current assets	71	101
Other non-operating income and expenses	36	145
Influence of income tax	-29	-64
Influence of minority interests (after tax)		-10
Total	78	172

2.2	Number of shareholders, particulars of the top ten shareholders and the top ten shareholders holding the Company’s tradable shares not subject to selling restrictions as at the end of the reporting period

							Unit: Share
Total number of shareholders (shareholders)			235,185
Particulars of the top ten shareholders
Name of the shareholder (in full)	Increase/decrease during the reporting period	Number of shares held as at the end of the reporting period	Shareholding (%)	Number of shares subject to trading restrictions	Status	Number of shares	Capacity

China Southern Air Holding Company (“CSAHC”)	58,536,278	4,208,586,278	42.87%	0	No	0	State

HKSCC Nominees Limited	-478,100	1,745,290,197	17.78%	0	Not known	-	Overseas legal entity

Nan Lung Holding Limited (“Nan Lung”)	0	1,033,650,000	10.53%	0	No	0	State-owned legal entity

Anhui Conch Venture Investment Co., Ltd. (安徽海螺創業投資有限責任公司)	-20,809,075	184,454,815	1.88%	0	Not known	-	Domestic Non-state-owned legal entity

Zhong Hang Xin Gang Guarantee Co., Ltd. (中航鑫港擔保有限公司)	0	159,000,000	1.62%	0	Not known	-	Domestic Non-state-owned legal entity

Zhao Xiaodong (趙曉東)	4,485,071	152,363,295	1.55%	0	Not known	-	Domestic Individual

Wuhu Rui Jian Investment Consulting Co., Ltd. (蕪湖瑞健投資諮詢有限公司)	0	142,050,000	1.45%	0	Not known	-	Domestic Non-state-owned legal entity

Bank of China Limited - Harvest Research Selected Equity Securities Investment Fund(中國銀行股份有限公司－嘉實研究精選股票型證券投資基金)	35,478,090	35,478,090	0.36%	0	Not known	-	Domestic Non-state-owned legal entity

Guoyuan Securities Co., Ltd. Agreed Repurchase Securities Trading Special Securities Account (國元證券股份有限公司約定購回式證券交易專用證券賬戶)	5,000,000	23,970,000	0.24%	0	Not known	-	Domestic Non-state-owned legal entity

Bank of China Limited - Harvest Shanghai Shenzhen 300 Trading Index Securities Investment Open-ended Fund (中國銀行股份有限公司－嘉實滬深300交易型開放式指數證券投資基金)	-1,517,359	17,374,626	0.18%	0	Not known	-	Domestic Non-state-owned legal entity

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Particulars of the top ten shareholders holding the Company’s tradable shares not subject to trading restrictions
Name of the shareholder (in full)	Number of tradable shares not subject to selling restrictions	Type and number of shares
		Type of shares	Number of shares
China Southern Air Holding Company (“CSAHC”)	4,208,586,278	RMB-denominated Ordinary shares	4,208,586,278

HKSCC Nominees Limited	1,745,290,197	Overseas listed foreign shares	1,745,290,197

Nan Lung Holding Limited	1,033,650,000	Overseas listed foreign shares	1,033,650,000

Anhui Conch Venture Investment Co., Ltd.	184,454,815	RMB-denominated Ordinary shares	184,454,815

Zhong Hang Xin Gang Guarantee Co., Ltd.	159,000,000	RMB-denominated Ordinary shares	159,000,000

Zhao Xiaodong	152,363,295	RMB-denominated Ordinary shares	152,363,295

Wuhu Rui Jian Investment Consulting Co., Ltd.	142,050,000	RMB-denominated Ordinary shares	142,050,000

Bank of China Limited - Harvest Research Selected Equity Securities Investment Fund	35,478,090	RMB-denominated Ordinary shares	35,478,090

Guoyuan Securities Co., Ltd. Agreed Repurchase Securities Trading Special Securities Account	23,970,000	RMB-denominated Ordinary shares	23,970,000

Bank of China Limited - Harvest Shanghai Shenzhen 300 Trading Index Securities Investment Open-ended Fund	17,374,626	RMB-denominated Ordinary shares	17,374,626

Explanation of the connected relationship or acting in concert relationship of the above shareholders

Nan Lung is incorporated in Hong Kong and a wholly-owned subsidiary of CSAHC. The Company is not aware of any other connected relationship between other shareholders. The H shares held by HKSCC Nominees Limited include the 31,120,000 H shares of the Company held by Yazhou Travel Investment Company Limited, a fourth level subsidiary of CSAHC incorporated in Hong Kong.

Explanation of the preference shareholders with restored voting rights and its number of shares	Not applicable.

§3	Major Events

3.1	Significant changes in major accounting items and financial indicators of the Company and the reasons for such changes

☒ Applicable    ☐ Not applicable

			Unit: Million Currency: RMB
Items in consolidated balance sheet	Balance at the end of the reporting period	Balance at the beginning of the year	Increase/ decrease percentage	Main reason(s) for the change
Accounts receivable	2,933	2,213	32.54	Mainly due to the increase in income in peak season under the seasonal influence.
Prepayments	1,322	947	39.60	Mainly due to the increase in prepayments of operating lease, pilot training expenses, etc.
Other current assets	1,770	1,183	49.62	Mainly due to the increase of VAT-input yet to be deducted.
Short-term borrowings	7,103	14,412	-50.71	Mainly due to the decrease of short-term borrowings for the reporting period.
Interest payable	382	269	42.01	Mainly due to the payable ultra- short-term financing bills with interests paid on maturity issued in the reporting period.
Non-current liabilities due within one year	14,458	10,710	35.00	Mainly due to the increase of long-term borrowings due within one year and of payable finance lease.
Other current liabilities	3,000		100.00	Mainly due to the ultra-short-term financing bills issued in the reporting period.

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Items in consolidated income statement	Amount from the beginning of the year to the end of the reporting period (from January to September)	Amount from the beginning of last year to the end of the corresponding reporting period of last year (from January to September)	Increase/ decrease percentage	Main reason(s) for the change
Financial expenses	2,387	-703	-439.54	Mainly due to the increase of foreign exchange loss due to the depreciation of RMB against US dollar in the reporting period.
Non-operating income	1,530	1,148	33.28	Mainly due to the increase of government grants in the reporting period.
Income tax expenses	445	912	-51.21	Mainly due to the decrease of profit in the reporting period.
Cash received from other operating activities	1,624	536	202.99	Mainly due to the increase of received government grants.
Investment income in cash	85	43	97.67	Mainly due to the increase of received dividends in the reporting period.
Cash received from other investing activities	204	8,603	-97.63	Mainly due to the proceeds from investment in government bonds for prior period. No relevant matters occurred in the reporting period.
Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	5,135	10,911	-52.94	Mainly due to the decrease of self-financing aircrafts imported in the reporting period.
Cash paid relating to other financing activities	0	7,980	-100.00	Mainly due to the investment in government bonds by Xiamen Airlines for prior period. No relevant matters occurred in the reporting period.
Proceeds received in cash from bonds issuance	6,000	500	1,100.00	Mainly due to the increase of ultra-short-term financing bills issued in the reporting period.

3.2	Analysis and explanation of the development of major events and their impact and proposal as to the solutions

☐ Applicable      ☒ Not applicable

3.3	Performance of the undertakings by the Company and its shareholders holding more than 5% equity interests of the Company

☒ Applicable    ☐ Not applicable

Undertakings given by CSAHC, the controlling shareholder of the Company, during the reporting period or existing to the reporting period are as follow:

1.	Upon completion of the Share Reform Plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAHC will support the Company in respect of the formulation and implementation of a management equity incentive system. The undertaking has been performed strictly.

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2.	Company and CSAHC entered into the “Property Compensation Agreement” on 22 May 1997, pursuant to which CSAHC agreed to compensate the Company for any losses or damages resulting from any challenge to or interference with the Company’s rights in the use of the land and buildings leased from CSAHC. It’s a long-term undertaking, and it has been performed strictly.

3.	In 1995, CSAHC and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAHC and the Company on 25 March 1995 (the Agreement was amended on 22 May 1997). According to the Separation Agreement, CSAHC and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAHC and the Company pursuant to the Separation Agreement. It’s a long-term undertaking, and it has been performed strictly.

4.	In respect of the connected transaction entered into between the Company and CSAHC on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various reasons. In this regard, CSAHC has issued an undertaking letter, undertaking that: (i) the above title certificates should be obtained by CSAHC by the end of 2008; (ii) all the cost and expenses arising from the application of the relevant title certificates would be borne by CSAHC; and (iii) CSAHC would be liable for all the losses suffered by the Company as a result of the above two undertakings, including but not limited to: a) any production losses arising from the lack of title certificates, b) any other losses occasioned by the potential risk arising from the outstanding title certificates. The application for the title certificates mentioned above remained outstanding for various reasons. Therefore, CSAHC issued an undertaking letter, undertaking that it would attend to and complete the above-mentioned obligation before 31 December 2016 and would compensate the Company for any losses arising from the undertakings.

Due to the change of ownership title need to comply with the state and local laws and regulations, and a series of formalities in relation to the government approval need to be involved, CSAHC are actively communicating with the government. However, as at the end of the reporting period, such undertakings are in the course of being implemented. The performance period of this undertaking is up to 31 December 2016.

5.	The relevant undertakings under the Financial Services Framework Agreement between the Company and SA Finance: a) SA Finance is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group; b) The operations of SA Finance are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from SA Finance of the Company are definitely secure. In future, SA Finance will continue to operate in strict compliance with the requirements of the relevant laws and regulations; c) In respect of the Company’s deposits with and borrowings from SA Finance, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company; d) As the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company. It’s a long-term undertaking, and it has been performed strictly.

3.4	Warning in respect of, and the reason for, the forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes as compared to the corresponding period of the previous year

☐ Applicable ☒ Not applicable

3.5	Impacts on the consolidated financial statements after implementing the new China Accounting Standard (CAS)

The Group has adopted the new CAS standards issued or revised by the Ministry of Finance since 1 July 2014, including CAS No.2 - Long-term equity investments, CAS No.39 – Fair value measurement, CAS No.40 – Joint arrangements, CAS No.41 – Disclosure of interests in other entities, CAS No.9 – Employment benefits, CAS No.30 – Presentation of financial statements, and CAS No.33 – Consolidated financial statements. Except for the impacts after implementing CAS No.2 - Long-term equity investments, described as follows, there is no impact after implementing other 6 new CAS standards on the consolidated financial statements.

3.5.1 Impacts of implementing the CAS No.2 – Long-term equity investments (Revised in 2014)

The Group previously recognised the equity investments, whose fair value could not be reliably measured and which were neither quoted in an active market nor controlled or commonly controlled by or exercised significant influence on an investee, as long-term equity investments. But in accordance with the CAS No.2 – Long-term equity investments (Revised in 2014), such equity investments should be recognised as available-for-sale financial assets, instead of long-term equity investments.

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The major impacts of the above change on the consolidated financial statements as at 31 December 2013 are as follows:

	Unit: Million Currency: RMB
	31 December 2013
Item	Balance at the end of the year before adjustment	Adjustment amount	Balance at the end of the year after adjustment
Available-for-sale financial assets	61	136	197
Long-term equity investments	2,679	-136	2,543

The above change of the accounting policy has no impact on the consolidated total assets, total liabilities, net assets and net profit except for the amounts of available-for-sale financial assets and long- term equity investments.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

30 October 2014

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

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4.	APPENDIX

4.1	Financial Statements

Consolidated Balance Sheet

30 September 2014

Prepared by: China Southern Airlines Company Limited

	Unit: Million Currency: RMB Unaudited
Items	Balance at the end of the reporting period	Balance at the Beginning of the year
Current assets:
Cash and bank balances	17,906	12,610
Settlement reserves fund
Deposits with banks and other financial institutions
Financial assets held for trading
Notes receivable
Accounts receivable	2,933	2,213
Prepayments	1,322	947
Premium receivables
Receivables from reinsurers
Provisions for reinsurance contracts
Interest receivable
Dividends receivable	9	60
Other receivables	2,412	1,911
Purchase of financial assets resold
Inventories	1,716	1,647
Non-current assets due within one year
Other current assets	1,770	1,183
Total current assets	28,068	20,571
Non-current assets:
Entrusted loans and advances
Available-for-sale financial assets	212	197
Held-to-maturity investments
Long-term receivables
Long-term equity investments	2,855	2,543
Investment properties	470	508
Fixed assets	129,021	119,249
Construction in progress	19,059	17,314
Construction materials
Fixed assets pending for disposal
Bearer biological assets
Oil and gas assets
Intangible assets	2,518	2,443
Development costs
Goodwill
Long-term prepaid expenses	414	415
Deferred tax assets	1,331	1,339
Other non-current assets	513	566
Total non-current assets	156,393	144,574
Total assets	184,461	165,145

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Current liabilities:
Short-term borrowings	7,103	14,412
Borrowings from central bank
Deposits from customers and other banks
Advances from banks and other financial institutions
Financial liabilities held for trading
Notes payable		3
Accounts payable	12,283	11,035
Advances from customers	5,833	5,815
Financial assets sold under agreements repurchase
Handling charges and commissions payable
Salaries and wages payable	2,252	2,291
Taxes payable	623	797
Interest payable	382	269
Dividends payable
Other payables	4,350	3,881
Amounts due to reinsurers
Reserves on insurance contracts
Securities trading agency fees
Securities underwriting fees
Non-current liabilities due within one year	14,458	10,710
Other current liabilities	3,000
Total current liabilities	50,284	49,213
Non-current liabilities:
Long-term borrowings	45,021	37,246
Bonds payable
Long-term payables	40,420	31,373
Special items payable
Estimated liabilities	22	41
Deferred tax liabilities	807	880
Other non-current liabilities	4,252	4,180
Total non-current liabilities	90,522	73,720
Total liabilities	140,806	122,933
Owners' equity (or shareholders'equity):
Paid-in capital (or share capital)	9,818	9,818
Capital surplus	14,421	14,406
Less: Treasury shares
Special reserve
Surplus reserve	1,169	1,169
Provision for ordinary risks
Undistributed profits	9,609	8,746
Foreign exchange translation reserve
Total equity attributable to shareholders of the Company	35,017	34,139
Minority interests	8,638	8,073
Total owners' equity	43,655	42,212
Total liabilities and owners' equity	184,461	165,145

Legal Representative of the Company: Mr. Si Xian Min (Chairman)

Chief of Accounting Work: Mr. Tan Wan Geng (President of the Company) and Mr. Xu Jie Bo (Chief

Financial Officer of the Company)

Chief of the Accounting Department: Mr. Lu Hong Ye (General Manager of the Finance Department of the

Company)

9

Balance Sheet of the Company

30 September 2014

Prepared by: China Southern Airlines Company Limited

	Unit: Million Currency: RMB Unaudited
Items	Balance at the end of the reporting period	Balance at the beginning of the year
Current assets:
Cash and bank balances	9,637	5,555
Financial assets held for trading
Notes receivable
Accounts receivable	2,632	1,916
Prepayments	939	691
Interest receivable
Dividends receivable		74
Other receivables	1,390	1,222
Inventories	1,296	1,251
Non-current assets due within one year
Other current assets	1,742	1,095
Total current assets	17,636	11,804
Non-current assets:
Available-for-sale financial assets	135	125
Held-to-maturity investments
Long-term receivables
Long-term equity investments	5,706	5,406
Investment properties	188	193
Fixed assets	107,636	100,140
Construction in progress	12,509	12,208
Construction materials
Fixed assets pending for disposal
Bearer biological assets
Oil and gas assets
Intangible assets	1,545	1,487
Development costs
Goodwill
Long-term prepaid expenses	346	349
Deferred tax assets	1,291	1,293
Other non-current assets	441	484
Total non-current assets	129,797	121,685
Total assets	147,433	133,489
Current liabilities:
Short-term borrowings	5,733	12,373
Derivative financial liabilities
Notes payable
Accounts payable	9,744	8,857
Advances from customers	5,192	5,153
Salaries and wages payable	1,667	1,710
Taxes payable	386	590
Interest payable	334	224
Dividends payable
Other payables	6,005	4,901
Non-current liabilities due within one year	12,151	8,887
Other current liabilities	3,000
Total current liabilities	44,212	42,695

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Non-current liabilities:
Long-term borrowings	34,726	29,093
Bonds payable
Long-term payables	37,225	30,482
Special items payable
Estimated liabilities	20	39
Deferred tax liabilities
Other non-current liabilities	3,364	3,454
Total non-current liabilities	75,335	63,068
Total liabilities	119,547	105,763
Owners' equity (or shareholders' equity):
Paid-in capital (or share capital)	9,818	9,818
Capital surplus	14,119	14,110
Less: Treasury shares
Special reserve
Surplus reserve	1,169	1,169
Provision for ordinary risks
Undistributed profits	2,780	2,629
Total owners' equity (or shareholders' equity)	27,886	27,726
Total liabilities and owners' equity (or shareholders' equity)	147,433	133,489

Legal Representative of the Company: Mr. Si Xian Min (Chairman)

Chief of Accounting Work: Mr. Tan Wan Geng (President of the Company) and Mr. Xu Jie Bo (Chief

Financial Officer of the Company)

Chief of the Accounting Department: Mr. Lu Hong Ye (General Manager of the Finance Department of the

Company)

11

Consolidated Income Statement

Prepared by: China Southern Airlines Company Limited

		Unit: Million Currency: RMB Unaudited
Items	Amount for the reporting period (from July to September)	Amount for the corresponding period of last year (from July to September)	Amount from the beginning of the year to the end of the reporting period (from January to September)	Amount from the beginning of last year to the end of the corresponding reporting period of last year (from January to September)
1. Total revenue	31,615	28,420	81,827	74,424
Including: Operating income	31,615	28,420	81,827	74,424
Interest income
Premiums earned
Fees and commission income
2. Total operating costs	28,949	25,927	81,400	71,856
Including: Cost of sales	25,714	23,039	71,160	64,610
Interest expenses
Fees and commission expenses
Returned premium
Net compensation expenses
Net provision for insurance contract
Insurance policy dividend expenses
Reinsurance expenses
Business taxes and surcharges	56	73	158	202
Selling and distribution expenses	2,119	2,081	5,797	5,791
General and administrative expenses	670	685	1,892	1,946
Financial expenses	390	39	2,387	-703
Assets impairment losses		10	6	10
Add: Gains arising from changes in fair value (losses indicated by “–”)
Investment income (losses indicated by “–”)	265	241	345	360
Including: Share of profit of associates and joint ventures	255	238	331	323
Exchange gains(losses indicated by “–”)
3. Operating profit (losses indicated by “–”)	2,931	2,734	772	2,928
Add: Non-operating income	418	494	1,530	1,148
Less: Non-operating expenses	11	17	29	38
Including: Losses on disposal of non-current assets	4	2	5	11
4. Total profits (total losses indicated by “–”)	3,338	3,211	2,273	4,038
Less: Income tax expenses	742	685	445	912
5. Net profit (net loss indicated by “–”)	2,596	2,526	1,828	3,126
Net profit attributable to shareholders of the Company	2,274	2,158	1,256	2,460
Minority interests	322	368	572	666
6. Earnings per share:
(1) Basic earnings per share	0.23	0.22	0.13	0.25
(2) Diluted earnings per share	0.23	0.22	0.13	0.25
7. Other comprehensive income	10	1	16	-7
8. Total comprehensive income	2,606	2,527	1,844	3,119
Total comprehensive income attributable to shareholders of the Company	2,284	2,161	1,271	2,458
Total comprehensive income attributable to minority interests	322	366	573	661

Legal Representative of the Company: Mr. Si Xian Min (Chairman)

Chief of Accounting Work: Mr. Tan Wan Geng (President of the Company) and Mr. Xu Jie Bo (Chief

Financial Officer of the Company)

Chief of the Accounting Department: Mr. Lu Hong Ye (General Manager of the Finance Department of the

Company)

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Income Statement of the Company

Prepared by: China Southern Airlines Company Limited

			Unit: Million Currency: RMB Unaudited
Items	Amount for the reporting period (from July to September)	Amount for the corresponding period of last year (from July to September)	Amount from the beginning of the year to the end of the reporting period (from January to September)	Amount from the beginning of last year to the end of the corresponding reporting period of last year (from January to September)
1. Revenue	24,122	21,462	61,952	56,134
Less: Cost of sales	19,777	17,622	54,711	49,633
Business taxes and surcharges	33	42	94	127
Selling and distribution expenses	1,629	1,659	4,463	4,557
General and administrative expenses	494	536	1,369	1,448
Financial expenses	384	25	2,198	-617
Assets impairment loss		10	6	10
Add: Gains arising from changes in fair value (losses indicated by “–”)
Investment income (loss indicated by “–”)	257	236	327	392
Including: Investment gains on associated companies and joint ventures	250	235	319	311
2. Operating profit (loss indicated by “–”)	2,062	1,804	-562	1,368
Add: Non-operating income	376	427	1,190	918
Less: Non-operating expenses	8	17	23	33
Including: Loss on disposal of non-current assets	4	1	5	10
3. Total profit (total loss indicated by “–”)	2,430	2,214	605	2,253
Less: Income tax expenses	546	502	61	482
4. Net profit (net loss indicated by “–”)	1,884	1,712	544	1,771
5. Earnings per share:
(1) Basic earnings per share
(2) Diluted earnings per share
6. Other comprehensive income	6		9	-2
7. Total comprehensive income	1,890	1,712	553	1,769

Legal Representative of the Company: Mr. Si Xian Min (Chairman)

Chief of Accounting Work: Mr. Tan Wan Geng (President of the Company) and Mr. Xu Jie Bo (Chief

Financial Officer of the Company)

Chief of the Accounting Department: Mr. Lu Hong Ye (General Manager of the Finance Department of the

Company)

13

Consolidated Cash Flow Statement

From January to September 2014

Prepared by: China Southern Airlines Company Limited

	Unit: Million Currency: RMB Unaudited
Items	Amount from the beginning of the year to the end of the reporting period(from January to September)	Amount from the beginning of last year to the end of the corresponding reporting period of last year(from January to September)
1. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	82,544	82,029
Net increase in customer deposits and deposits in other banks
Net increase in borrowings from central bank
Net increase in advances from other financial institutions
Cash received from original insurance policy premium
Net cash received from reinsurance operations
Net increase in policyholders’ deposits and investment
Net increase in disposal of derivative financial assets
Interest, fees and commissions received in cash
Net increase in advances from banks and other financial institutions
Net increase in repurchase of business funds
Refund of taxes and surcharges	580
Cash received from other operating activities	1,624	536
Sub-total of operating cash inflows from operating activities	84,748	82,565
Cash paid for goods and services	59,047	58,002
Net increase in customers deposits and advances
Net increase in deposits with Central Bank and other banks
Compensation paid pursuant to original insurance contract and settled in cash
Interest, fees and commission paid in cash
Insurance policy dividend paid by cash
Cash paid to and on behalf of employees	12,162	10,471
Payments of taxes and surcharges	1,811	2,152
Cash paid relating to other operating activities	1,215	687
Sub-total of cash outflows from operatingactivities	74,235	71,312
Net cash flows from operating activities	10,513	11,253
2. Cash flows from investment activities:
Cash received from disposal of investments
Investment income in cash	85	43
Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	287	236
Net cash received from disposal of subsidiaries and other operating units
Cash received from other investing activities	204	8,603
Sub-total of cash inflows from investing activities	576	8,882
Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	5,135	10,911
Investments paid in cash
Net increase in pledged loans
Net cash received from subsidiaries and other business units
Cash paid relating to other investing activities		7,980
Sub-total of cash outflows from investment activities	5,135	18,891
Net cash flows from investing activities	-4,559	-10,009
3. Cash flows from financing activities:
Proceeds received in cash from investments		560
Including: Cash received by subsidiaries from investment by minority interests		560
Cash received from borrowings	27,544	31,093
Proceeds received in cash from bonds issuance	6,000	500
Other proceeds in cash from financing activities
Sub-total of cash inflows from financing activities	33,544	32,153
Cash repayments of borrowings	31,746	25,499
Cash payments for distribution of dividends, profits or payments of interest expense	2,100	2,076
Including: Dividend and profit paid by subsidiaries to minority interests	2	79
Cash paid for acquisition of minority interests by subsidiaries	5
Cash paid relating to other financing activities	1,055
Sub-total of cash outflows from financing activities	34,906	27,575
Net cash flows from financing activities	-1,362	4,578
4. Effect of changes in exchange rate on cash and cash equivalents	2	-33
5. Net increase in cash and cash equivalents	4,594	5,789
Add: Balance of cash and cash equivalents at the beginning of the period	12,170	10,082
6. Balance of cash and cash equivalents at the end of the period	16,764	15,871

Legal Representative of the Company: Mr. Si Xian Min (Chairman)

Chief of Accounting Work: Mr. Tan Wan Geng (President of the Company) and Mr. Xu Jie Bo (Chief

Financial Officer of the Company)

Chief of the Accounting Department: Mr. Lu Hong Ye (General Manager of the Finance Department of the

Company)

14

Cash Flow Statement of the Company

From January to September 2014

Prepared by: China Southern Airlines Company Limited

	Unit: Million Currency: RMB Unaudited
Items	Amount from the beginning of the year to the end of the reporting period(from January to September)	Amount from the beginning of last year to the end of the corresponding reporting period of last year(from January to September)
1. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	63,505	61,426
Refund of taxes and surcharges	580
Other cash received from operating activities	1,059	441
Sub-total of operating cash inflows from operating activities	65,144	61,867
Cash paid for purchase of goods and receiving of labour services	46,431	44,343
Cash paid to and on behalf of employees	9,178	7,796
Payments of taxes and surcharges	1,037	1,231
Cash paid for other operating activities	834	444
Sub-total of cash outflows from operating activities	57,480	53,814
Net cash flows from operating activities	7,664	8,053
2. Cash flows from investment activities:
Cash received from disposal of investment
Investment income in cash	104	117
Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	283	210
Net cash received from disposal of subsidiaries and other operating units
Cash received from other investing activities	103	52
Sub-total of cash inflows from investing activities	490	379
Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	2,511	7,800
Investments paid in cash		840
Cash paid for acquisition of minority interests by subsidiaries	5
Cash paid relating to other investing activities
Sub-total of cash outflows from investment activities	2,516	8,640
Net cash flows from investment activities	-2,026	-8,261
3. Cash flow from financing activities:
Proceeds received in cash from investments
Cash received from borrowings	22,713	27,399
Proceeds received in cash from bonds issuance	6,000	500
Other proceeds in cash from financing activities
Sub-total of cash inflows from financing activities	28,713	27,899
Cash repayments of borrowings	28,364	23,425
Cash payments for distribution of dividends, profits or payments of interest expense	1,912	1,725
Cash paid relating to other financing activities
Sub-total of cash outflows from financing activities	30,276	25,150
Net cash flows from financing activities	-1,563	2,749
4. Effect of changes in exchange rate on cash and cash equivalents	5	-31
5. Net increase in cash and cash equivalents	4,080	2,510
Add: Balance of cash and cash equivalents at the beginning of the period	5,468	5,367
6. Balance of cash and cash equivalents at the end of the period	9,548	7,877

Legal Representative of the Company: Mr. Si Xian Min (Chairman)

Chief of Accounting Work: Mr. Tan Wan Geng (President of the Company) and Mr. Xu Jie Bo (Chief

Financial Officer of the Company)

Chief of the Accounting Department: Mr. Lu Hong Ye (General Manager of the Finance Department of the

Company)

4.2 Audit Report

If the quarterly report has been audited by the certified public accountant, the appendix of the report shall disclose the main body of the audit report.

☐Applicable ☒Not applicable

15